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                                                                    EXHIBIT 99.2
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               SECOND QUARTER REPORT

                       BIOVAIL CORPORATION 2001 INTERIM REPORT

                                                                          [LOGO]
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DEAR FELLOW SHAREHOLDERS:

    Biovail's second quarter 2001 was marked by a number of milestones. These included another record financial performance and continued sales growth across the Company's existing product line, as well as major progress in the clinical development of highly promising new medications. I am also pleased to announce that Biovail was included in the prestigious Toronto Stock Exchange TSE 35 Index during the quarter.

PRODUCT SALES

    Sales revenue for the second quarter reached $133.5 million, an increase of 105% over second quarter 2000. Biovail's branded once-daily diltiazem product Tiazac-Registered Trademark-, marketed by Forest Laboratories in the U.S., continued to perform well and currently holds a market share of approximately 24% of total U.S. sales of once-daily ditiazem products. Sales of the Company's generic products, mainly through Biovail's U.S. generic sales and marketing partner, Teva Pharmaceuticals, continued to expand.

    Sales by Biovail Pharmaceuticals, the Company's U.S. sales and marketing division, were also very encouraging and exceeded expectations for the quarter. The second quarter also saw the initiation of formal sales training on the Cardizem-Registered Trademark- line of products to Biovail Pharmaceuticals sales representatives. In addition, 50 major U.S. markets have been identified based on territorial sales analysis and will form the Company's first phase of its sales force expansion program. These and other initiatives will maximize the opportunities represented by the Cardizem-Registered Trademark- brand.

    Crystaal, Biovail's Canadian sales and marketing division recorded a sales increase of 100% compared to the same period last year. Significant products include Celexa and Tiazac-Registered Trademark-, which saw sales increase by approximately 140% and 60% respectively over the first six months of 2000. The successful integration of the Cardizem-Registered Trademark- line into Crystaal's portfolio was completed and sales remain strong. Another Crystaal in-licensed product, Retavase, received a clinical endorsement with the release of results of the landmark Gusto V study. The results provided support for the use of Retavase in combination or monotherapy for emergency treatment of individuals who have suffered a heart attack.

PRODUCT DEVELOPMENT

    Biovail continued to move promising new products through its developmental pipeline throughout the quarter. In Canada, Biovail and Celgene Corporation filed a new drug submission (NDS) with the Therapeutic Products Directorate
(TPD) for Celgene's chirally pure version of d-methylphenidate. Upon approval, Crystaal will exclusively market this treatment for Attention Deficit Disorder
(ADD) and Attention Deficit Hyperactivity Disorder (ADHD) in Canada.

    Clinical studies continued on schedule for Biovail's once-daily versions of buspirone and tramadol. Excellent progress was also made on Biovail's once-daily formulation of bupropion, and Phase III trials are expected to begin by year-end.

    The second quarter also saw significant developments involving Biovail's patented FlashDose drug delivery technology. Progress continued on FlashDose versions of Paxil, an antidepressant with annual U.S. brand sales of $1.6 billion and a 21% growth over the previous year; and Zolpidem, a market leading treatment for sleep disorders -- a market estimated at more than $800 million in the U.S.

    In total, Biovail currently has eight FlashDose and five controlled-release products in late development, representing a target market of over $10 billion in brand sales in the U.S. and Canada.

CARDIZEM-REGISTERED TRADEMARK- XL

    One of the most exciting highlights of the quarter was the announcement of positive results from the clinical trials of Cardizem-Registered Trademark- XL, Biovail's improved once-daily 'chronotherapeutic' formulation of the antihypertensive agent diltiazem. This advanced product utilizes an innovative technology and is designed specifically to address the body's 24-hour circadian variation and provide optimum control during the time of greatest risk of adverse cardiac events -- between 4am and noon. These results, which showed that
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Cardizem-Registered Trademark- XL demonstrates a significant reduction in blood pressure during this crucial time, provide strong clinical evidence to support the advantages of this approach. Biovail has completed clinical trials and anticipates a launch of Cardizem-Registered Trademark- XL in the second half of 2002.

MANUFACTURING

    Biovail's manufacturing operations in Manitoba, Virginia and Puerto Rico (Carolina) have increased production in response to growing demand from Biovail and its marketing partners. Shipment of finished drug packages and bottles during the first quarter increased by 51% over the same period last year and year-to-date shipments have increased by 47%. All facilities are being prepared to handle anticipated future growth. In addition, the integration of the Company's new Puerto Rico facility in Dorado is proceeding on schedule. Several applications have already been filed with the U.S. FDA for manufacture of pharmaceutical products in this facility.

RECORD RESULTS

    Biovail reported record financial results for the three-month and six-month periods ending June 30, 2001. Total revenues for the second quarter of 2001 increased 105% to $133.5 million, compared with $65.2 million reported for the second quarter of 2000. Total revenues for the six months ended June 30, 2001 were $252.7 million reflecting an increase of $136.8 million, or 118%, over the six months ended June 30, 2000.

    Net income increased 82% to $44.1 million for the second quarter 2001 compared to second quarter 2000 net income of $24.2 million. Net income for the six months ended June 30, 2001 of $73.3 million was an increase of 87% over $39.1 million for the same period of last year, excluding charges for an extraordinary item related to the early retirement of Senior Notes and the cumulative effect from the adoption of SAB 101.

    Second quarter 2001 diluted earnings per share increased 76% to $0.30 per share, versus $0.17 per share for the second quarter 2000. For the six months ended June 30, 2001, diluted earnings per share increased 79% to $0.50 per share for 2001 compared to $0.28 per share for 2000, excluding the charges outlined above.

    On behalf of the Board of Directors, I would like to express my appreciation to the Company's employees for their continued efforts, and to our shareholders for their support.

[LOGO]
Eugene Melnyk
Chairman of the Board
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                          CONSOLIDATED BALANCE SHEETS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                               JUNE 30     DECEMBER 31
                                                                 2001          2000
                                                              ----------   ------------
ASSETS
CURRENT
Cash and cash equivalents...................................  $   68,276    $  125,144
Accounts receivable.........................................      88,377       105,850
Inventories.................................................      39,156        24,108
Deposits and prepaid expenses...............................       4,565         5,347
                                                              ----------    ----------
                                                                 200,374       260,449
Long-term investments.......................................       2,413         1,561
Property, plant and equipment, net..........................      76,712        52,541
Goodwill, net...............................................      98,823       103,105
Intangible assets, net......................................     647,945       667,431
Other assets, net...........................................      20,900        22,180
                                                              ----------    ----------
                                                              $1,047,167    $1,107,267
                                                              ==========    ==========
LIABILITIES
CURRENT
Accounts payable............................................  $   30,425    $   34,683
Accrued liabilities.........................................      46,778        35,452
Income taxes payable........................................       9,899         6,711
Deferred revenue............................................      38,413        26,334
Current portion of long-term obligations....................      95,923       182,564
                                                              ----------    ----------
                                                                 221,438       285,744
Deferred revenue............................................      25,500        27,900
Long-term obligations.......................................     174,487       256,180
Convertible Subordinated Preferred Equivalent Debentures....     299,985       299,985
                                                              ----------    ----------
                                                                 721,410       869,809
                                                              ----------    ----------
SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized,
132,586,000 and 131,461,000 issued and outstanding at
June 30, 2001 and December 31, 2000, respectively...........     497,908       482,842
Stock options outstanding...................................       9,461         9,891
Warrants....................................................       7,912         7,912
Deficit.....................................................    (188,550)     (261,819)
Accumulated other comprehensive loss........................        (974)       (1,368)
                                                              ----------    ----------
                                                                 325,757       237,458
                                                              ----------    ----------
                                                              $1,047,167    $1,107,267
                                                              ==========    ==========

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                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED       SIX MONTHS ENDED
                                                            JUNE 30                 JUNE 30
                                                      --------------------    --------------------
                                                        2001        2000        2001        2000
                                                      --------    --------    --------    --------
REVENUE
Product sales.......................................  $125,398    $ 45,384    $237,325    $ 81,237
Research and development............................     1,963      16,645       3,529      28,296
Royalty and licensing...............................     6,143       3,135      11,877       6,413
                                                      --------    --------    --------    --------
                                                       133,504      65,164     252,731     115,946
                                                      --------    --------    --------    --------
EXPENSES
Cost of goods sold..................................    27,321      13,525      53,662      24,547
Research and development............................    13,675      13,620      24,845      25,065
Selling, general and administrative.................    24,527      13,800      51,253      25,034
Amortization expense................................    10,849         991      21,451       2,027
                                                      --------    --------    --------    --------
                                                        76,372      41,936     151,211      76,673
                                                      --------    --------    --------    --------
OPERATING INCOME....................................    57,132      23,228     101,520      39,273
Interest income (expense), net......................    (9,719)      2,383     (22,191)      2,117
                                                      --------    --------    --------    --------
Income before income taxes..........................    47,413      25,611      79,329      41,390
Provision for income taxes..........................     3,310       1,444       6,060       2,257
                                                      --------    --------    --------    --------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE..........    44,103      24,167      73,269      39,133
Extraordinary item..................................     --          --          --        (20,039)
                                                      --------    --------    --------    --------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE..............................    44,103      24,167      73,269      19,094
Cumulative effect of change in accounting
  principle.........................................     --          --          --        (43,500)
                                                      --------    --------    --------    --------
Net income (loss)...................................  $ 44,103    $ 24,167    $ 73,269    $(24,406)
                                                      ========    ========    ========    ========
BASIC EARNINGS (LOSS) PER SHARE
Income before extraordinary item and cumulative
  effect of change in accounting principle..........  $   0.33    $   0.19    $   0.55    $   0.31
Extraordinary item..................................     --          --          --          (0.16)
Cumulative effect of change in accounting
  principle.........................................     --          --          --          (0.34)
                                                      --------    --------    --------    --------
Net income (loss)...................................  $   0.33    $   0.19    $   0.55    $  (0.19)
                                                      ========    ========    ========    ========
DILUTED EARNINGS (LOSS) PER SHARE
Income before extraordinary item and cumulative
  effect of change in accounting principle..........  $   0.30    $   0.17    $   0.50    $   0.28
Extraordinary item..................................     --          --          --          (0.14)
Cumulative effect of change in accounting
  principle.........................................     --          --          --          (0.31)
                                                      --------    --------    --------    --------
Net income (loss)...................................  $   0.30    $   0.17    $   0.50    $  (0.17)
                                                      ========    ========    ========    ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  (000S)
Basic...............................................   132,297     129,530     132,037     127,550
                                                      ========    ========    ========    ========
Diluted.............................................   147,933     143,118     147,735     141,850
                                                      ========    ========    ========    ========

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                     CONSOLIDATED STATEMENTS OF CASH FLOWS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                     JUNE 30
                                                              ---------------------
                                                                2001        2000
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $  73,269   $ (24,406)
Depreciation and amortization...............................     27,357      10,018
Amortization of discount on long-term obligations...........      7,115      --
Deferred income taxes.......................................      1,450      --
Compensation cost for employee stock options................        999      --
Extraordinary item..........................................     --          20,039
Cumulative effect of change in accounting principle.........     --          43,500
                                                              ---------   ---------
                                                                110,190      49,151
Change in non-cash operating items..........................     27,222     (38,959)
                                                              ---------   ---------
CASH PROVIDED BY OPERATING ACTIVITIES.......................    137,412      10,192
                                                              ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net.............    (28,939)     (5,791)
Additions to intangible assets..............................    (13,954)     --
Reduction in intangible assets..............................     11,352         261
Acquisition of long-term investments........................       (209)     (2,285)
Maturity of short-term investments, net.....................     --           4,218
Proceeds from sale of assets held for disposal..............     --          20,000
                                                              ---------   ---------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.............    (31,750)     16,403
                                                              ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares...................................     13,617     102,822
Proceeds from the exercise of warrants......................         20      --
Repayments under revolving term credit facility.............    (75,790)     --
Reduction in other long-term obligations....................   (100,365)    (10,657)
Issuance of Convertible Subordinated Preferred Equivalent
  Debentures, net of financing costs........................     --         289,410
Repurchase of U.S. Dollar Senior Notes......................     --        (141,017)
Collection of warrant subscription receivable...............     --           2,287
                                                              ---------   ---------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.............   (162,518)    242,845
                                                              ---------   ---------
Effect of exchange rate changes on cash and cash
  equivalents...............................................        (12)        (73)
                                                              ---------   ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............    (56,868)    269,367
Cash and cash equivalents, beginning of period..............    125,144     178,086
                                                              ---------   ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  68,276   $ 447,453
                                                              =========   =========

Presentation for the three months and six months ended June 30, 2001 and 2000, reflects the retroactive adoption of SAB 101, and the reclassification of certain figures.
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SHAREHOLDER INFORMATION

HEAD OFFICE
Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

HOW TO REACH US FOR MORE INFORMATION
For additional copies of this report, the annual report on form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

CORPORATE INFORMATION

TRADING SYMBOLS
Common Shares:                                                               BVF
Common Share Warrants:                                                     BVF_W
Convertible Subordinated Preferred
  Equivalent Debentures:                                                   BVF_P

REGISTRARS AND TRANSFER AGENTS
CIBC Mellon Trust Company
Toronto, Canada
ChaseMellon Shareholder Services
New York, New York

The following words and logos are trademarks for the company and may be registered in Canada, the United States and certain other jurisdictions:
Biovail, Cardizem-Registered Trademark-, Tiazac-Registered Trademark-, Viazem, CEFORM-Registered Trademark-, Flash Dose-Registered Trademark-,
Shearform-Registered Trademark- and Crystaal.

To the extent any statements made in this report contains information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.

[LOGO]

Biovail Corporation
2488 Dunwin Drive
Mississauga, Ontario
Canada L5L 1J9

T: (416) 285-6000
F: (416) 285-6499
E: ir@biovail.com
W: www.biovail.com